UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NATIONAL OILWELL VARCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12317	76-0475815
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

7909 Parkwood Circle Drive

Houston, Texas

77036-6565

(Address of principal executive offices)

(713) 346-7500

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosures

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

National Oilwell Varco, Inc. (the “Company”, “NOV”, “we”, “us” or “our”), performed the steps required by Rule 13p-1 to determine whether the tin, tantalum, tungsten and/or gold (“Designated Minerals”) used in one or more of our products, where such Designated Minerals are necessary to such product(s) functionality or production, originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Conflict Region”). This Form SD covers all products manufactured by NOV or contracted to be manufactured for NOV.

Conflict Minerals Disclosure.

A copy of this Form SD and Conflict Minerals Report riled as an exhibit hereto is publicly available on our internet website at:

http://www.nov.com/investor/investorrelations.aspx?id=sec

Item 1.02	EXHIBIT.

We have filed as an exhibit to this Form SD our Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01	EXHIBITS

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 2, 2014	By: /s/ Jeremy D. Thigpen
Jeremy D. Thigpen
Senior Vice President and Chief Financial Officer (Duly Authorized Officer, Principal Financial and Accounting Officer)